                                                           INTERNATIONAL URANIUM
                                                           CORPORATION

                                                           ANNUAL REPORT
                                                           2004

                                [PHOTO OMITTED]

TO OUR SHAREHOLDERS

         Over the past year, International Uranium Corporation ("IUC" or the "Company") has seen a number of changes and firsts in almost every area of its business. This past year has been very exciting and the future looks bright for your Company. Over the past year, IUC:

    o signed an option agreement with JNR Resources Inc. ("JNR") to earn a 75% interest in the Moore Lake uranium project in the Athabasca Basin region of Saskatchewan Canada, the first time IUC has explored in Canada;
    o completed very encouraging winter and summer exploration programs on the Moore Lake property, with intersections grading up to 19.96% U(3)O(8);
    o re-initiated uranium exploration activities on its Mongolian uranium joint venture, which was put on standby in 2000;
    o has seen the transfer of regulatory authority of its White Mesa Mill from the U.S. Nuclear Regulatory Commission to the State of Utah;
    o began studying the re-commencement of U.S. mining operations, which last operated in 1999; and,
    o sold its Mongolian copper and gold exploration properties to Fortress Minerals Corp. ("Fortress") for a majority equity position in Fortress.

         All of these activities have been against a back drop of continuing increases in the price of uranium and above all, a significant improvement in long term uranium market fundamentals.

         As of January 31, 2005, uranium prices are at a twenty year high with the spot price at U.S. $21.00 per pound U(3)O(8). The spot uranium price reflects near-term market conditions (usually involving delivery within 12 months or less). The term uranium price, which reflects long term uranium contracts with deliveries over a three to five year period, has undergone an even more pronounced increase over the past two years, rising from just under US$11.00 per pound U(3)O(8), reaching US$26.00 per pound U(3)O(8) by the end of January, 2005. Because the term market constitutes 90% of the uranium market activity, the term market is the best indicator of uranium market activity. For this reason, the dramatic increases in the term uranium price are of utmost importance to the Company's business.

         As one might expect, there are several reasons for this increasing price trend but it all comes down to an imbalance in demand and supply factors. In fact, over the next five to seven years there are strong indications of uranium supply uncertainties with the possibility of potential shortages of natural uranium concentrates. In addition, the uranium market is finally transitioning from being inventory-driven, where past production costs have had little bearing on selling prices, to a market more influenced by primary production and its cost structure. These factors have caused many market analysts to project a uranium market with continued increases in the uranium price over the near-term and a better longer term picture. Many market analysts are now predicting that a term uranium price at or above US$30.00 per pound U(3)O(8) within the next six months is not unreasonable and that longer term prices should remain high enough to justify sufficient production to fill any gap between demand and supply.

CANADIAN URANIUM EXPLORATION

     In October 2003, the Company signed an agreement with JNR to earn a 75% interest in its Moore Lake project in the Athabasca Basin region of Saskatchewan, Canada. Since then, the Company has completed 20,000 meters of drilling on the property, with very encouraging results.

     During the previous winter drilling campaign, which ran from mid-December 2003 to mid-April 2004, a total of 6,747 meters were completed in 19 diamond drill holes. The results not only expanded the extent of the known high grade uranium Maverick Zone but also significantly expanded the extent of the mineralizing system associated with that zone. The summer program started in mid-June and was completed in late October, 2004 and consisted of 33 holes, totaling 12,437 meters. Phase 1 of the summer program focused on better defining the grade and extent of the main mineralized lens at the Maverick zone. The results included a number of high-grade intersections: 4.03% eU(3)O(8) over 10.0 meters (including 19.96% U(3)O(8) over 1.4 meters in ML-61); 5.14% U(3)O(8) over
6.2 meters (ML-55) and 4.01% eU(3)O(8) over 4.7 meters (ML-48). Phase 2 of the summer program was largely focused on the Maverick structural corridor, to the northeast and southwest of the main zone. The Company is very encouraged with both the winter and summer drilling program results. To date, the drill program continues to support the potential of the Moore Lake project.

     The 2005 winter program, which will run until mid-April, has begun with some 300 kilometers of line cutting and grid re-establishment, followed by a combination of ground geophysical surveys. Currently, two drills are operating on regional grids outside of the Maverick zone where they are testing targets identified by previous drilling and boulder sampling, and refined by the ongoing geophysical program. Over the Maverick target area, an extensive 3D seismic survey will be carried out and subsequently a third drill rig will then be mobilized to continue exploration along this zone. The application of seismic technology to uranium deposits in the Athabasca Basin is relatively new, and the Company is looking forward to the results, which will aid in further defining future drill programs.

     A summer program will follow, beginning mid-June, 2005. Based on current expenditure forecasts, the Company will have earned its 75% interest in the project by the end of the winter program.

     While the focus of the Canadian exploration program has been on the Moore Lake project, the Company has increased its land position to over 408,000 hectares in the highly prospective eastern portion of the Athabasca Basin. In addition to option properties with JNR, the Company also has an option with Phelps Dodge and a significant land package which is owned solely by the Company. This land package was largely put together with the expertise of IUC's uranium advisory committee. We are currently evaluating the historical data on these properties in order to lay out our 2005 exploration programs.

     At the present time, IUC has one of the largest exploration programs underway and is one of the largest land holders in the Athabasca Basin region.

MONGOLIAN URANIUM EXPLORATION

     In late summer 2004, the Company resumed uranium exploration for the Gurvan-Saihan Joint Venture, in which the Company holds a 70% interest along with the Mongolian Government and Geologorazvedka, a Russian uranium exploration concern. The exploration program involved acquiring new exploration licenses in known prospective areas and conducting geologic data acquisition and review, as well as field reconnaissance. Currently the Joint Venture holds a total of 16 exploration licenses, encompassing about 1.8 million hectares. In addition to the Joint Venture activities, IUC also established a Mongolian business entity to conduct uranium exploration, solely for the benefit of the Company, in new prospective areas of Mongolia. International Uranium Mongolia, XXK currently controls 607,700 hectares and has applications pending on additional license areas. Geological reconnaissance programs were also carried out during the 2004 program on these licenses.

     The focus of the Company's exploration programs in Mongolia has been on uranium deposits that can be exploited by In Situ Leach technology. The proposed 2005 exploration program on both the Joint Venture and Company licenses, which will begin in mid-April, will include over 35,000 meters of drilling, auto-gamma surveys, as well as continued geological reconnaissance field programs to identify new areas.

U.S. URANIUM ASSETS

     As a result of the increases in uranium prices, the Company is preparing to begin an alternate feed processing campaign at the White Mesa Mill in the spring of 2005 to process an alternate feed stream which contains over 485,000 pounds of U(3)O(8). In addition to this stream, the Mill will also process at least three other alternate feed materials. This processing campaign will last approximately 12 to 18 months. The Company considers the alternate feed program to be an integral part of its operations and intends to continue to aggressively pursue additional alternate feed materials for the Mill.

     In August, 2004 the primary regulatory authority for the White Mesa Mill was transferred from the U.S. Nuclear Regulatory Commission to the State of Utah, Department of Environmental Quality. The Company has had a good and productive working relationship with the Nuclear Regulatory Commission and the Company is looking forward to continuing its good working relationship with the State of Utah as the primary regulator of the Mill.

     Personnel at the Mill have now worked over three years without a lost time accident. We would like to thank the employees for their continued attention to worker health and safety in this accomplishment.

     The Company's U.S. uranium mining operations have been on stand-by since 1999. During the past year, the Company began a study to evaluate re-commencement of certain of its U.S. mining activities. This preliminary study was positive, and the Company is now preparing a more detailed operating plan and anticipates making a production decision in 2005, assuming uranium prices continue to increase.

OTHER U.S. PROJECTS

     The Moab uranium tailings pile, which is now under the control of the U.S. Department of Energy ("DOE"), is located adjacent to the Colorado River and environmentally sensitive wetlands. The ongoing contamination of groundwater and seepage of pollutants into the river has lead DOE to investigate several alternatives for final remediation of the pile. DOE is currently evaluating alternatives for relocating the pile to another site, including relocating the pile to the Mill using a slurry pipeline, as well as remediating the tailings on-site through the use of engineered rock armor cover.

     The Company believes that relocation of the Moab tailings to the White Mesa Mill has many economic, technical, and environmental advantages over in-place final closure or relocation to a new, unproven disposal site. Although the White Mesa option is currently estimated by DOE to be the highest cost option, there are a number of factors that require further consideration by DOE, including the long term use of the pipeline, which the Company believes should make the White Mesa option competitive with the other options being considered by DOE.

     In November, 2004, DOE published a draft Environmental Impact Statement ("EIS") for public comment. The draft EIS will remain open for comment until February 18, 2005. Contrary to original expectations, the draft EIS did not state a recommended or preferred option. The Company is continuing to aggressively pursue this project.

     With respect to Urizon, the joint venture with Nuclear Fuel Services, Inc., the DOE is in the process of determining the contractor who will manage the disposition of the material that would be the feedstock for the Urizon program. The Company currently expects that a decision will be made by DOE in fiscal 2005 and that the Urizon program will be an option that will be considered. The Company is optimistic that the Urizon program, which involves recycling the material for its uranium content, should be an attractive option to DOE, in light of the significant increase in the uranium price.

MONGOLIAN PRECIOUS & BASE METALS EXPLORATION

     On June 23, 2004, the Company sold its Mongolian precious and base metals assets to Fortress, a public company listed on the Toronto Venture Exchange, for a majority share ownership interest in Fortress. As a result of this sale, the Company's management can now focus on developing its extensive uranium asset portfolio and Fortress' management can focus on its precious and base metals assets, while you as shareholders of IUC can benefit from Fortress' potential exploration successes.

     During fiscal 2004, the Company and Fortress spent a total of $2.0 million on the precious and base metals exploration program, including a 1,900 meter drill program and field campaigns of geologic mapping, geophysical surveys, sampling and data analysis. Fortress' priority project is the Burleg River gold project located in the Huvs Region of northern Mongolia. Fortress has two further properties, Teltin (gold-copper) and Oyuut Uul (gold), which are scheduled for drilling in 2005, as well as a number of other properties. Fortress' land holdings for the precious and base metals exploration program totals 4.5 million hectares and is one of the largest land holding positions in Mongolia.

OUTLOOK

     Without the White Mesa Mill's innovative alternate feed program, it is doubtful that the Company would have been able to maintain its uranium production infrastructure and be here today to see the improved conditions in the uranium market. The alternate feed program will continue to generate cash flow for the Mill in the short term and through continued efforts in years to come. Now, in an exciting new uranium environment, we have focused our efforts on positioning the Company to take advantage of long term improvements in uranium market fundamentals. As a result, in addition to the alternate feed program, the Company now has a solid base of exploration and mining projects at varying stages: in the near term, the U.S. mines; in the mid-term, the Mongolian in-situ leach project; and, in the longer term the exploration programs in the Athabasca Basin. The Company intends to move each of these projects forward throughout 2005, as well as continue to evaluate acquisition opportunities that would enhance our asset portfolio.

     We are in a very exciting time in the uranium industry and we believe that the Company is well positioned to take full advantage of the opportunities that are available to it.

     On behalf of the Board, the management and the employees of IUC, I would like to thank you, our shareholders, for your continued support.


                                /s/ Ron F. Hochstein
                                --------------------
                                    Ron F. Hochstein
                                    President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
PREPARED AS OF FEBRUARY 10, 2005


The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation ("IUC" or the "Company") for the fiscal year ended September 30, 2004 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Note 17 of the consolidated financial statements provides a discussion of the differences between Canadian and United States accounting principles and practices affecting the Company.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). The Company sells uranium recovered from conventional production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down since 1999, due to low commodity prices at the time. The Company is evaluating re-commencement of mining operations given recent improvements in commodity prices. The Company is engaged in uranium exploration activity in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. In addition, the Company is engaged in precious and base metals exploration in Mongolia through its majority owned subsidiary, Fortress Minerals Corp.

Due to deterioration in commodity prices and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. However, uranium spot prices have risen significantly from $12.50 per pound U(3)O(8) on September 30, 2003 to $21.00 per pound U(3)O(8) by mid-January, 2005. As a result of these increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties in early fiscal 2004. In addition, the Company has resumed uranium exploration work in Mongolia during the fourth quarter of fiscal 2004 and is currently evaluating the possibility of recommencing certain of its U.S. mining activities. The Company is also actively seeking other opportunities to increase its portfolio of uranium properties and assets.

In addition to its exploration and mining programs, the Company intends to devote significant resources to the ongoing development of the alternate feed, uranium-bearing waste recycling business. The Company continues to expect that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April of 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE is in the process of choosing a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE in fiscal 2005 as to how it intends to proceed on this matter, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock.

In June 2004, the Company sold its Mongolian precious and base metals exploration program to Fortress Minerals Corp. in exchange for cash and a majority share ownership position in that company. Fortress is a public Canadian company whose shares are traded on the TSX-Venture Exchange. As at September 30, 2004, the Company held 58.24% of the issued and outstanding shares of Fortress. The financial results for Fortress are included in the Company's financial statements on a consolidated basis.

SELECTED ANNUAL FINANCIAL INFORMATION

($000, except per share amounts)                  2004        2003       2002
-----------------------------------------------------------------------------
Revenues                                         2,424      12,550      6,830
Net (loss) income for the year                 (2,187)       5,533        185
Basic (loss) income per share                   (0.03)        0.08          -
Total assets                                    39,388      25,616     32,379
Total long-term liabilities                     16,296      14,630     12,365

RESULTS OF OPERATIONS

FISCAL 2004 VERSUS FISCAL 2003

IUC recorded a net loss of $2,186,679 ($0.03 per share) for the year ended September 30, 2004, compared with net income of $5,533,152 (0.08 per share) for 2003, reflecting primarily the fact that the Mill was operating in fiscal 2003 but has been on standby throughout fiscal 2004. Results for 2004 included, a gain on change of percentage interest in Fortress of $548,549, representing the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of equity by Fortress during the period, and minority interest of $134,219, representing the minority interest's proportionate share of Fortress' loss for the period since acquisition. In addition, the Company recorded a gain of $585,133 for the recovery of future income taxes, which relates to 2.0 million flow-through shares the Company issued on November 30, 2003 and a foreign exchange gain of $242,059. For 2003, results included mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset" (see Fiscal 2003 versus Fiscal
2002).

REVENUES

Revenues for fiscal 2004 of $2,424,456 consisted of revenues from vanadium sales, process milling fees generated under the Company's alternate feed processing agreements, and fees from engineering services. Revenues for fiscal 2004 decreased $10,125,562 or 81% as compared to $12,550,018 in fiscal 2003. The decrease was due to the fact that the Mill was on stand-by during fiscal 2004.

During the second quarter of fiscal 2004 the Company sold its inventory of vanadium black flake, which was produced during the 1999 conventional ore mill run, leaving an ending inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. The Company is evaluating opportunities to sell this inventory.

As the Mill is currently on stand-by, alternate feed processing activities during fiscal 2004 consisted primarily of the receipt of material from the Linde site and from another commercial metals producer. The Company receives a recycling fee for a majority of its alternate feed materials once they are delivered to the Mill. A portion of the fees for the Linde materials, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. With respect to the materials from the commercial metals producer, the Company received a materials receipt fee on receipt of the materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. Revenue recognized from receiving alternate feed material during fiscal 2004 was $420,646. In addition to the material receipt and recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

Revenue from engineering services of $421,182 during fiscal 2004 is for services the Company provided, on a cost plus basis to a related company, which was reclaiming a mine site in the U.S.

In addition to the foregoing alternate feed materials, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of September 30, 2004, there were approximately 7,200 tons of these materials at the Mill, containing approximately 485,800 lbs of uranium. Revenues will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to materials from the Linde project.

SELECTED QUARTERLY FINANCIAL INFORMATION

                                                                   2004
($000, except per share amounts)           1st Qtr     2nd Qtr     3rd Qtr       4th Qtr    Full Year
-----------------------------------------------------------------------------------------------------
Vanadium sales                                  --       1,583          --            --        1,583
Process milling revenue                         31          --          --           390          421
Engineering services revenue                   359          62          --            --          421
Total revenue                                  390       1,645          --           390        2,425
Net income (loss)                           (1,166)       (455)     (1,198)(1)       632       (2,187)
Basic and diluted income (loss) per share    (0.02)      (0.01)      (0.02)         0.01        (0.03)

(1) In preparing the financial statements for the year ended September 30, 2004, the Company determined that the transfer of mineral properties to Fortress should be accounted for at book value. In the 3rd quarter 2004 interim financial statements, the Company had incorrectly recorded a loss on the transaction of $478,839. This summary table reflects the corrected net loss for the third quarter of fiscal 2004.

                                                                 2003
($000, except per share amounts)           1st Qtr    2nd Qtr    3rd Qtr    4th Qtr   Full Year
-----------------------------------------------------------------------------------------------
Process milling revenue                      4,274      4,818      3,281         42      12,415
Engineering services revenue                    --         --         --        135         135
Total revenue                                4,274      4,818      3,281        177      12,550
Net income (loss)                            2,266      2,545      1,126       (404)      5,533
Basic and diluted income (loss) per share     0.03       0.04       0.02      (0.01)       0.08

IUC recorded net income of $632,242 ($0.01 per share) for the three months ended September 30, 2004, compared with a net loss of $403,373 (0.01 per share) for same period in fiscal 2003. Results for the three months ended September 30, 2004 included a gain on change of percentage interest in

Fortress of $548,549, representing the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of equity by Fortress during the period, and minority interest of $94,327, representing the minority interest's proportionate share of Fortress' loss for the period. In addition, the Company recorded a gain of $585,133 for the recovery of future income taxes, which relates to 2.0 million flow-through shares issued by the Company on November 30, 2003 and a foreign exchange gain of $336,525. For the three months ended September 30, 2003, results included mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $127,510 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset" (see Fiscal 2003 versus Fiscal 2002).

COST OF PRODUCTS AND SERVICES SOLD

During fiscal 2004, cost of goods sold of $706,274 was recognized as a result of the sale of the Company's vanadium black flake inventory.

Process milling expenditures during fiscal 2004 of $139,793 represent expenditures incurred receiving alternate feed materials. The expenditures decreased by $4,531,406 or 97% as compared to process milling expenditures of $4,671,199 during fiscal 2003. The decrease is due to the fact that the Mill was on stand-by during fiscal 2004. During fiscal 2004, the Company received 3,440 tons of alternate feed material from the Linde site and an additional 5,409 tons of material from another commercial metals producer. As of September 30, 2004, approximately 44,600 tons of material remained in stockpile waiting to be processed during the next mill run. The next mill run is currently scheduled to commence in the second or third quarter of fiscal 2005, at which time all alternate feed materials currently stockpiled at the Mill are expected to be processed.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,330,554 for fiscal 2004 as compared to $738,730 for fiscal 2003. The increase of $1,591,824 was primarily due to twelve months of stand-by in fiscal 2004 versus approximately four months in fiscal 2003. At September 30, 2004 sixteen management and maintenance personnel remained at the Mill. During the most recent mill run, which was completed in fiscal 2003, the Mill maintained an average of 64 employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2004 were $3,218,295 as compared to $2,655,341 for fiscal 2003. This change, an increase of $562,954, was the result of decreases in Urizon and other alternate feed expenditures of $893,467, offset by increases of $1,454,798 in other selling, general and administrative ("SGA") expenditures. These increases are attributable to the engineering services that the Company provided, increased audit/accounting fees, legal fees associated with the acquisition of the Canadian uranium exploration properties, increased investor relation expenditures and the Company's consolidation of Fortress' SGA. For fiscal 2004, Fortress' SGA was $302,709.

EXPLORATION

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During fiscal 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2004 were $2,326,265. Expenditures to date have primarily been on the Moore Lake project where the Company has an extensive drilling program augmented by geophysical and geological field programs. IUC has an option to earn up to a 75% interest in the Moore Lake property from JNR Resources Inc. through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. Fiscal 2004 expenditures on the Moore Lake Project were $1,766,485. The remaining expenditures were for geological field programs and airborne geophysical surveys on a number of other projects in the Athabasca region.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. With continued upward pressure on world uranium prices throughout fiscal 2004, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolian business entity in fiscal 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. Total gross program expenditures for the joint venture and for the Company's own account, including capitalized exploration expenditures, for fiscal 2004 of $213,548 increased by $8,269 as compared to $205,279 spent in fiscal 2003.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration program in Mongolia. This program was funded 100% by the Company until the second quarter of fiscal 2004. During the second quarter, the Company entered into a Purchase Agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in Fortress. The Company maintains a position on the Board of Directors of Fortress but no longer manages the Mongolian precious and base metals exploration program.

Fortress continued the active exploration program in 2004, including additional drilling on the Shiveen Gol project in western Mongolia. A number of additional projects were explored in detail in 2004 and are ready for initial drilling in 2005. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2004 of $2,032,027 increased by $671,887 as compared to $1,360,140 in fiscal 2003. Increased program expenditures in fiscal 2004 were attributable to implementation of detailed geophysical and geochemical programs on the Teltiin Gol prospect in the Erdenet area and a large regional gold geochemical survey in the Huvsgol region. Based on the work in the Huvsgol region, approximately 40 new exploration licenses were obtained, which also contributed to the increase in program expenditures.

MINORITY INTEREST

The minority interest share of Fortress' post acquisition loss for fiscal 2004 was $134,219. On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interest's share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss has been recognized on the transaction. On September 1, 2004 Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share. The Company purchased 732,500 of the common shares, which resulted in the Company owning a 58.24% interest in Fortress as of September 30, 2004. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549.

OTHER INCOME AND EXPENSE

Net interest and other income (excluding gain on dilution and minority interest) for fiscal 2004 was $796,101 as compared to $1,375,738 for fiscal 2003. The decrease of $579,637 was primarily the result of a decrease in gains of $617,972 on the sale of short-term investments and a decrease in income from the sale of land and equipment of $151,673. These decreases were offset by an increase in foreign exchange gains of $242,059.

RESULTS OF OPERATIONS

FISCAL 2003 VERSUS FISCAL 2002

IUC recorded net income of $5,533,152 ($0.08 per share) for the year ended September 30, 2003, compared with net income of $184,990 (nil per share) for 2002. Results for 2003 included, mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset". For 2002, results included asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase in the carrying value of the "other asset" of $261,000 to reflect then current uranium prices. The "other asset" and the offsetting deferred credit represent a put option entered into in fiscal 1999, which granted a third party the option to put up to 400,000 pounds of uranium back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement for a payment of $280,000, which was equal to the value of the put option based on then current market conditions.

REVENUES

Revenues for fiscal 2003 of $12,550,018 consisted primarily of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2003 increased $5,719,881 or 84% as compared to $6,830,137 in fiscal 2002. The increase was primarily due to the alternate feed mill run, which began during the third quarter of fiscal 2002, and was completed on May 23, 2003. Alternate feed processing activities in fiscal 2003 consisted of the receipt, sampling, analysis and processing of Ashland 1, Linde, Heritage and Molycorp materials.

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2003 of $4,671,199, which represent expenditures incurred receiving and processing alternate feed materials, increased $2,623,408 as compared to process milling expenditures of $2,047,791 for fiscal 2002. The increase was due to approximately eight months of mill processing during fiscal 2003 versus approximately four months during fiscal 2002.

Approximately 51,200 tons of material was received during the fiscal year bringing the total received as of September 20, 2003 to over 302,400 tons from the Ashland 1, Linde, Heritage and Molycorp sites. As of September 30, 2003, approximately 35,700 tons of material remained in stockpile waiting to be processed during the next mill run.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $738,730 for fiscal 2003 as compared to $2,136,389 for fiscal 2002. The decrease of $1,397,659 or 65% was primarily due to approximately four months of stand-by in fiscal 2003 versus eight months in fiscal 2002. Significant staff reductions at the end of the third quarter also contributed to the decrease in mill stand-by costs.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2003 were $2,655,341 as compared to $3,449,651 for fiscal 2002. The decrease of $794,310 or 23% was the result of decreased expenditures of $878,218 for legal fees associated with regulatory actions, and other related overhead cost decreases, offset by increases in Urizon expenditures of $113,504.

EXPLORATION

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program was funded 100% by the Company. As of September 30, 2003, the Company controlled 68 exploration licenses totaling 2.5 million hectares, 46 of these licenses are held 100% by the Company and 22 licenses are under a purchase option. Detailed field programs were initiated in the 2003 field season, including geologic mapping, geochemical sampling, and geophysical surveys. In addition, the Company drilled approximately 3,100 meters on its Shiveen Gol project area in western Mongolia.

Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2003 of $1,360,140 increased by $821,243 as compared to $538,897 in fiscal 2002. The increase was due to extensive exploration, including the drilling program on specific targets.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. As of September 30, 2003, the joint venture holds 5 exploration licenses totaling 1 million hectares. This in-situ leach uranium project remained on stand-by during fiscal 2003. Total stand-by expenditures for fiscal 2003 of $205,279 increased by $142,343 as compared to $62,936 in fiscal 2002.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2003 was $1,375,738 as compared to $916,780 for fiscal 2002. The increase of $458,958 was primarily the result of an increase in gains on the sale of short-term investments of $291,517 and an increase in income from the sale of land and equipment of $206,017. In addition, interest income decreased $99,154 due to a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had cash and short-term investments of $13,134,915 and working capital of $15,467,462 as compared to cash and short-term investments of $4,729,039 and working capital of $7,294,884 at September 30, 2003. The increase of $8,172,578 in working capital was in part due to the receipt of net proceeds of $12.4 million from private placements of
9.95 million common shares, offset by exploration expenditures of $4.2 million.

Net cash used in operating activities was $922,143 for the fiscal year ended September 30, 2004 and consisted primarily of the net loss from continuing operations of $2,186,679, adjusted for non-cash items of depreciation and amortization of $543,054, a gain of $583,133 for the recovery of future income taxes, a gain on dilution of $548,549, and a decrease in working capital of $181,375. Working capital changes primarily include increases in receivables of $291,038 and a decrease in inventories of $571,977. The decrease in inventory is the result of the sale of the Company's vanadium black flake inventory during the second quarter of fiscal 2004. In addition, deferred revenue increased by $1,397,654 primarily as the result of proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity.

Net cash used in investment activities was $4,821,793 for the fiscal year ended September 30, 2004 and consisted primarily of capitalized exploration expenditures of $4,186,908. Restricted investments increased by $380,119 as a result of interest income, the Company invested $892,221 in marketable securities, and the Company received cash of $977,094 on acquisition of Fortress.

Net cash provided by financing activities during the fiscal year ended September 30, 2004 totaled $14,149,812 and consisted primarily of proceeds from the issuance of 9.95 million common shares by the Company and proceeds from the issuance of 4.99 million common shares by Fortress.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy its working capital requirements, commitments under the Urizon Joint Venture, and capital expenditures for the next twelve months. Additional funding through issuance of common shares may be required to fund the Company's exploration activities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include: changes in the price of uranium and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,603,595, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

The Company also has operating lease obligations of $105,000 for fiscal 2005 and $240,000 for the following two fiscal years.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at September 30, 2004 are $12,603,595, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2004 and 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,487,066 and $12,106,947, respectively. The increase of $380,119 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/ vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture, pending improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During fiscal 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of January 31, 2005, the uranium spot price had increased to $21.00 per pound. Vanadium prices have also increased throughout the past 18 months and are currently trading in the range of $9.00 to $9.50 per pound V2O5. As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties. In addition, the Company has recommenced its uranium exploration program in Mongolia and is currently evaluating the possibility of recommencing certain of its U.S. mining activities.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2005

The Company will be expanding its uranium exploration programs in both Canada and Mongolia in 2005. In Canada, the Company along with its joint venture partner, JNR Resources Inc. is planning a 15,000 meter winter drilling program, as well as ground geophysics and a 3D seismic program at the Moore Lake project. In addition to the program at Moore Lake, the Company will also have a winter geophysical and drilling program at its 100% owned Key Lake South project. During the summer, the Company will continue to expand its Moore Lake project exploration program and will initiate additional programs on its 100% staked land, as well as the Phelps-Dodge and JNR option properties. In Mongolia, the Company is planning a 35,000-meter drill program and gamma surveys, which will investigate a number of targets on its current land position. The Company will continue to evaluate other potential exploration projects, as well as more advanced project acquisitions.

At the beginning of fiscal 2005, the uranium spot price was $20.00 per pound and the long-term price was $23.00 per pound. As of January 31, 2005, the spot price had increased to $21.00 per pound and the long-term price had increased $3.00 per pound to $26.00 per pound. A number of market projections predict a continued increase in both spot and long-term uranium prices; however, these projections indicate that the rate of increase will likely be lower than that seen in 2004.

With the forecasted continued improvement in commodity prices, the Company has begun studying the viability of restarting certain U.S. mining operations. These operations are higher cost than the current uranium producers due to the lower grade of the ore bodies. Assuming that the price continues to rise and given that a majority of the U.S. mines are fully permitted and can be put back into production within a four to six month period, the Company is encouraged that a production decision will be made in 2005.

In addition to the potential restart of the U.S. mining operations, the Company will be restarting the White Mesa Mill late in the second quarter or early third quarter of fiscal 2005 to process an alternate feed material that contains over 485,000 pounds of uranium. The processing of this material is anticipated to take about twelve months to complete, at which time the Company will process the remaining alternate feed materials at the Mill site. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are awaiting a decision by the

U.S. Department of Energy (DOE) on the path forward for the handling of the Urizon feed stock. This decision was anticipated in the first quarter of fiscal 2005, but has been delayed.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements of the Company have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in Note 17, and where appropriate, reflect management's best estimates and judgments based on currently available information.

The Audit Committee of the Board of Directors, consisting of 3 members, meets periodically with management and the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.


/s/ Ron F. Hochstein                             /s/ David C. Frydenlund
--------------------                             -----------------------
    Ron F. Hochstein                                 David C. Frydenlund
    President and                                    Vice President and
    Chief Executive Officer                          Chief Financial Officer


February 10, 2005

AUDITORS' REPORT


TO THE SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2004 and 2003 and the consolidated statements of loss and deficit, cash flows and shareholders' equity for the years ended September 30, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended September 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
------------------------------
    PricewaterhouseCoopers LLP
    Chartered Accountants
    Vancouver, B.C., Canada
    February 10, 2005

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)



                                                       SEPTEMBER 30, 2004   SEPTEMBER 30, 2003
                                                       ------------------   ------------------
ASSETS
 Current assets:
 Cash and cash equivalents                                   $ 12,044,955    $  3,639,079
 Short-term investments                                         1,089,960       1,089,960
 Trade and other receivables                                    1,630,591         833,038
 Inventories (Note 3)                                           1,189,391       1,761,368
 Prepaid expenses and other                                       408,038         382,488
 Due from Urizon Joint Venture (Note 4)                                --         451,152
                                                             ------------    ------------
                                                               16,362,935       8,157,085

 Plant and equipment, net (Note 5)                              2,786,570       2,825,238
 Mineral properties (Note 6)                                    6,171,263       1,776,982
 Marketable securities (Note 7)                                   892,221              --
 Intangible assets, net (Note 4)                                  687,500         750,000
 Restricted investments (Note 8)                               12,487,066      12,106,947
                                                             ------------    ------------
                                                             $ 39,387,555    $ 25,616,252
                                                             ============    ============

LIABILITIES
 Current liabilities:
 Accounts payable and accrued liabilities                    $    879,994    $    847,729
 Notes payable                                                     15,479          14,472
                                                             ------------    ------------
                                                                  895,473         862,201

 Notes payable, net of current portion                             35,573          51,052
 Reclamation obligations (Note 9)                              12,603,595      12,320,983
 Deferred revenue                                               3,556,592       2,158,938
 Other long-term liability (Note 4)                                99,593          98,582
 Minority interest (Note 10)                                    1,664,247              --
                                                             ------------    ------------
                                                               18,855,073      15,491,756
                                                             ------------    ------------

SHAREHOLDERS' EQUITY
 Share capital (Note 11)
 Issued and outstanding (79,635,066 and 68,970,066 shares)     50,305,480      37,935,533
 Value assigned to stock options                                  224,718            --
 Deficit                                                      (29,997,716)    (27,811,037)
                                                             ------------    ------------
                                                               20,532,482      10,124,496
                                                             ------------    ------------
                                                             $ 39,387,555    $ 25,616,252
                                                             ============    ============

 Contingency (Note 15)



ON BEHALF OF THE BOARD




/s/ Ron F. Hochstein, Director              /s/ Lukas H. Lundin, Director
------------------------------              -----------------------------
    Ron F. Hochstein, Director                  Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                             (UNITED STATES DOLLARS)


                                                                         YEARS ENDED SEPTEMBER 30,
                                                                2004                 2003                2002
                                                            ------------        ------------        ------------
OPERATIONS
Revenue
  Vanadium                                                  $  1,582,628        $         --          $       --
  Process milling                                                420,646          12,415,001           6,830,137
  Engineering services (Note 14c.)                               421,182             135,017                  --
                                                            ------------        ------------        ------------
   Total revenue                                               2,424,456          12,550,018           6,830,137
                                                            ------------        ------------        ------------
Costs and expenses
  Vanadium cost of sales                                         706,274                  --                  --
  Process milling expenditures                                   139,793           4,671,199           2,047,791
  Mill stand-by expenditures                                   2,330,554             738,730           2,136,389
  Selling, general and administrative                          3,218,295           2,655,341           3,449,651
  Stock based compensation                                       224,718                  --                  --
  Exploration general                                             55,503             209,253              62,936
  Write-down of inventories                                           --                  --             155,334
  Write-down of mineral properties                                    --             118,081                  --
  Change in market value of other asset                               --                  --            (261,000)
  Change in reclamation obligations                                   --                  --             (29,174)
                                                            ------------        ------------        ------------
                                                               6,675,137           8,392,604           7,561,927
                                                            ------------        ------------        ------------

(Loss) income before the under noted items                    (4,250,681)          4,157,414            (731,790)

  Gain on disposal of other asset                                     --              79,000                  --
  Gain on sale of land and equipment                              58,930             210,603               4,586
  Gain (loss) on sale of short-term investments                  (38,046)            579,926             288,409
  Foreign exchange gain                                          242,059              11,826                  --
  Net interest and other income                                  533,158             494,383             623,785
  Dilution gain (Note 10)                                        548,549                  --                  --
  Minority interest                                              134,219                  --                  --
                                                            ------------        ------------        ------------
Net (loss) income for the year before taxes                   (2,771,812)          5,533,152             184,990

  Recovery of future income tax asset                            585,133                  --                  --
                                                            ------------        ------------        ------------
Net income (loss) for the year                              $ (2,186,679)       $  5,533,152        $    184,990
                                                            ============        ============        ============

Basic and diluted (loss) income per share (Note 11)         $      (0.03)       $       0.08        $         --
                                                            ============        ============        ============

Basic weighted average number of shares outstanding           76,306,520          67,011,765          65,652,998

DEFICIT
Deficit, beginning of year                                   (27,811,037)        (33,344,189)        (33,529,179)
  Net (loss) income for the year                              (2,186,679)          5,533,152             184,990
                                                            ------------        ------------        ------------
DEFICIT, END OF YEAR                                        $(29,997,716)       $(27,811,037)       $(33,344,189)
                                                            ============        ============        ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                                     YEARS ENDED SEPTEMBER 30,
                                                                      ----------------------------------------------------
                                                                          2004                2003               2002
                                                                      ------------        ------------        ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) income for the period                                      $ (2,186,679)       $  5,533,152        $    184,990
Items not affecting cash
  Depreciation                                                             480,554             617,554             813,050
  Amortization                                                              62,500                  --                  --
  Gain on sale of land and equipment                                       (58,930)           (210,603)             (4,586)
  Gain on sale of short-term investments                                   (38,046)           (579,926)           (288,409)
  Write-down of inventories                                                     --                  --             155,334
  Gain on disposition of other asset                                            --             (79,000)                 --
  Gain in market value of other asset                                           --                  --            (261,000)
  Decrease in reclamation obligations                                           --                  --             (29,174)
  Write-down of mineral properties                                              --             118,081                  --
  Forgiveness of note receivable                                                                    --             200,000
  Recovery of future income tax asset                                     (585,133)                 --                  --
  Minority interest                                                       (134,219)                 --                  --
  Stock based compensation                                                 224,718                  --                  --
    Dilution gain                                                         (548,549)                 --                  --
Changes in non-cash working capital items
  (Increase) decrease in trade and other receivables                      (742,190)           (733,188)          1,450,388
  Decrease (increase) in due from Urizon Joint Venture                     451,152            (451,152)                 --
  Decrease (increase) in inventories                                       571,977             (40,416)             10,269
  Increase in other current assets                                         (25,550)            (14,053)           (162,525)
  (Decrease) increase in accounts payable and accrued liabilities          (74,014)            183,428             355,493
Increase in reclamation obligations                                        282,612                  --                  --
Increase (decrease) in deferred revenue                                  1,397,654          (8,740,256)         (4,166,921)
                                                                      ------------        ------------        ------------
NET CASH (USED IN) OPERATIONS                                             (922,143)         (4,396,379)         (1,743,091)
                                                                      ------------        ------------        ------------

INVESTING ACTIVITIES

Purchase plant and equipment                                              (441,824)            (74,616)           (215,554)
Cash received on acquisition of Fortress                                   977,094                  --                  --
Mineral properties                                                      (4,186,908)         (1,356,166)           (538,897)
Purchase of intangible asset                                                    --            (750,000)                 --
Proceeds from sale of surplus land and equipment                            64,139             230,100              40,964
Purchase of marketable securities                                         (892,221)           (996,675)           (752,626)
Proceeds from sale of short-term investments                                38,046           3,559,403           9,679,079
(Increase) decrease in restricted investments                             (380,119)            536,392          (2,141,864)
                                                                      ------------        ------------        ------------
NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES                    (4,821,793)          1,148,438           6,071,102
                                                                      ------------        ------------        ------------

FINANCING ACTIVITIES

(Decrease) increase in notes payable                                       (14,472)            (12,686)                 31
Settlement of other asset                                                       --            (280,000)                 --
Issuance of common shares                                               12,408,969                  --                  --
Fortress private placement                                               1,209,204                  --                  --
Exercise of stock options                                                  546,111             468,924              17,396
                                                                      ------------        ------------        ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               14,149,812             176,238              17,427
                                                                      ------------        ------------        ------------

Increase (decrease) in cash and cash equivalents                         8,405,876          (3,071,703)          4,345,438
Cash and cash equivalents, beginning of year                             3,639,079           6,710,782           2,365,344
                                                                      ------------        ------------        ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                $ 12,044,955        $  3,639,079        $  6,710,782
                                                                      ============        ============        ============

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
September 30, 2004, 2003 and 2002
(United States Dollars)

1.   Organization and Nature of Operations

     International Uranium Corporation ("IUC" or the "Company") is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). In addition, the Company sells uranium recovered from conventional mine production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down since 1999, due to low commodity prices at the time, but which are currently being evaluated for re-commencement of mining operations given recent increases in the price of uranium and vanadium. The Company is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. In addition, the Company is engaged in precious and base metals exploration in Mongolia through its subsidiary, Fortress Minerals Corp.

     In addition to the company's primary focus on uranium exploration and mining, the Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.


     In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a long-term alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

     During the third quarter of fiscal 2004, the Company completed the sale of its precious and base metals exploration properties in Mongolia to Fortress Minerals Corp to concentrate on the Company's uranium activities.

2.   Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States generally accepted accounting principles, which would have a significant impact on these financial statements, are disclosed in Note 17.

     a.       Basis of consolidation

     The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, International Uranium (Sask) Corporation, International Uranium Holdings Corporation, International Uranium (Bermuda
     I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation and it's majority owned subsidiary Fortress Minerals Corp., and on a proportionate consolidation basis, Urizon Recovery Systems, LLC. The Company's interest in the Gurvan Saihan Joint Venture is accounted for on a consolidated basis, since the Company exercises control.

     b.       Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant estimates include the amount of the Company's reclamation obligations, the recoverability of capitalized mineral property costs, the useful life of intangibles and plant and equipment, and the variables used in determining stock based compensation. Actual results could differ from those estimated.

     c.       Cash and cash equivalents

     Cash and cash equivalents consist of cash on deposit and short term money market instruments with maturities at the date of purchase of three months or less.

     d.       Income taxes

     The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not," a valuation allowance is provided.

     e.       Investments

     The Company holds short term investments, marketable securities and restricted investments. The short term investments and marketable securities are carried at the lower of cost and market value. Restricted investments are held to maturity and are recorded at amortized cost.

     Investments in joint ventures, in which the Company does not exercise control, are accounted for using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

     f.       Inventories

     In-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost and net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost and replacement cost.

     g.       Plant and equipment

     Plant and equipment are recorded at the lower of cost and net recoverable amount. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives. Plant and equipment held for resale are recorded at the lower of cost and net realizable value. Gains or losses from normal sales or retirements of assets are included in other income or expense.

     h.       Exploration properties

     Mineral exploration costs are capitalized as incurred, except for costs that are not directly associated with a project. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration expenditures are amortized using the unit-of-production method over the estimated life of the ore body. When a project is determined to be unsuccessful, the mining property and the related exploration expenditures are written down to their net recoverable amount.

     i.       Asset impairment

     Effective October 1, 2003, the Company adopted the new standard of the Canadian Institute of Chartered Accountants ("CICA") relating to impairment of long lived assets. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

     The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

     j.       Environmental protection and reclamation costs

     Effective October 1, 2002, the Company adopted the new standard of the CICA relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings.

     The implementation of this standard was not material to the Company.

     k.       Foreign currency translation

     These consolidated financial statements are denominated in United States dollars, the Company's functional currency. A majority of the Company's assets and operations are located in the United States, with the exception of the mineral exploration properties in Canada and Mongolia. The majority of its costs are denominated in United States dollars.

     Amounts denominated in foreign currencies are translated into United States dollars as follows:

          a. monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

          b.   non-monetary assets at historical rates;

          c. revenue and expense items at the average rates for the period, except for depreciation and amortization which are based on historical rates.

     The net effect of the foreign currency translation is included in the statement of earnings.

     l.       Basic and diluted earnings per share

     Earnings or loss per share are presented for basic and diluted net income
     (loss). Basic earnings per share are computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.

     m.       Revenue recognition

     Vanadium sales are recorded in the period that title passes to the customer along with the risks and rewards of ownership.

     Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

     Engineering services are recognized as the services are provided in accordance with customer agreements.

     Revenues are recognized only to the extent they are reasonably considered to be collectible.

     Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

     n.       Stock options

     The Company has a stock option plan, which is described in Note 11(c).

     Effective October 1, 2002, the Company adopted the new CICA accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (Note
     11c).

     o.       Intangible Assets

     Intangible assets consist of technological licenses held in the Urizon Joint Venture (Note 4) and are being amortized over the estimated useful life of the license of 12 years.

3.  Inventories

                                                                              2004                          2003
                                                               -------------------------------------------------
    Vanadium concentrates                                                 $144,854                      $838,474
    In process                                                             202,414                        70,242
    Parts and supplies                                                     842,123                       852,652
                                                               -------------------------------------------------
                                                                        $1,189,391                    $1,761,368
                                                               =================================================

4.   Urizon Joint Venture

     On October 18, 2002, the Company entered into a joint venture with Nuclear Fuel Services, Inc ("NFS"). for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. The Company contributed $1,500,000 in cash together with its technology license. NFS contributed its technology license.

     Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The intangible asset is intellectual property and represents the Company's 50% interest in Urizon's technology.

     The results of Urizon have been included in the consolidated accounts of the Company on a proportionate basis from the date of formation.

     Following are condensed balance sheet and income statements reflecting IUC's interest in the Urizon joint venture.

                                                                              2004                          2003
                                                               -------------------------------------------------
    Current assets                                                         $20,588                      $710,836
    Intangible asset                                                      $687,500                      $750,000

    Current liabilities                                                         $-                      $237,982
    Long term debt                                                         $99,593                       $98,582

    Operating loss                                                       ($64,224)                    ($827,282)
    Cash flows from operating activities                                        $-                     ($39,242)

     The joint venture has no cash flows arising from investing or financing activities.

     Intangible asset

                                                                               Accumulated                  2004
                                                                 Cost         Amortization                   Net
                                                        --------------------------------------------------------
    Technology licenses                                      $750,000              $62,500              $687,500

5.  Plant and Equipment

                                                                               Accumulated                  2004
                                                                 Cost         Depreciation                   Net
                                                        --------------------------------------------------------
    Mill buildings and equipment                           $7,303,851           $4,938,585            $2,365,266
    Other machinery and equipment                           1,102,124              680,820               421,304
                                                        --------------------------------------------------------
                                                           $8,405,975           $5,619,405            $2,786,570
                                                        ========================================================

                                                                               Accumulated                  2003
                                                                 Cost         Depreciation                   Net
                                                        --------------------------------------------------------
    Mill buildings and equipment                           $6,965,816           $4,546,437            $2,419,379
    Other machinery and equipment                           1,072,879              667,020               405,859
                                                        --------------------------------------------------------
                                                           $8,038,695           $5,213,457            $2,825,238
                                                        ========================================================

     During fiscal 1999 the Company placed its mining operations on stand-by. At September 30, 2004 and September 30, 2003, capital assets include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $349,969 and $376,285, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

6.   Mineral Properties

     a.       Mongolia precious and base metal properties

     The Company's Mongolian precious and base metals properties were transferred to Fortress Minerals Corp. in June 2004 in exchange for cash and a controlling interest in Fortress (Note 10). Amounts capitalized, by project, include costs related to acquisition of land interests, recording fees, geological field programs, geochemical surveys, ground geophysical programs, drilling and lab analysis are shown below:

                                                                2003                  2004                  2004
                                                                 Net          Expenditures                   Net
                                                        --------------------------------------------------------
    Shiveen Gol                                             $991,438              $786,452            $1,777,890
    Tsagaan Tologoi                                          213,232               384,549               597,781
    Erdenet                                                  222,207               498,276               720,483
    Tsagaan Gozgor                                                 -                29,688                29,688
    Huvsgol                                                  151,106               188,358               339,464
    Satyr Khudag                                              56,559                61,766               118,325
    Davaa                                                          -                31,764                31,764
    Burkheer Khar                                             88,742                21,703               110,445
    Ulzit                                                     53,698                29,471                83,169
                                                        --------------------------------------------------------
                                                          $1,776,982            $2,032,027            $3,809,009
                                                        ========================================================

     b.       Canada uranium properties

     In the first quarter of fiscal 2004, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. Amounts capitalized, by project, include costs related to acquisition of land interests, staking costs, recording fees, geological field programs, airborne and ground geophysical programs, drilling and lab analysis are shown below:

                                                                2003                  2004                  2004
                                                                 Net          Expenditures                   Net
                                                        --------------------------------------------------------
    Moore Lake                                                    $-            $1,766,485            $1,766,485
    Lazy Edwards                                                   -                27,884                27,884
    Pendleton Lake                                                 -               101,087               101,087
    South Cigar Lake                                               -                69,391                69,391
    Crawford Lake                                                  -                    54                    54
    Ford Lake                                                      -                 3,157                 3,157
    Perpete Lake                                                   -                 1,409                 1,409
    Key Lake South                                                 -                78,350                78,350
    Johnstone Lake                                                 -                 9,826                 9,826
    Other Exploration Costs                                        -               251,535               251,535
                                                        --------------------------------------------------------
                                                                  $-            $2,309,178            $2,309,178
                                                        ========================================================

     c.       Mongolia uranium properties

     Mongolian mineral properties are currently made up of the Company's interest in the Gurvan-Saihan Joint Venture ("GSJV") as well as properties held, solely for the account of the Company, through its subsidiary International

    Uranium Mongolia, XXK. Amounts capitalized, by project, include costs related to licensing of land interests, review of geological data and satellite imagery, and geological field programs are shown below:

                                                                2003                  2004                  2004
                                                                 Net          Expenditures                   Net
                                                        --------------------------------------------------------
    Huh Tologoi                                                   $-                $8,583                $8,583
    Deren                                                          -                   385                   385
    Ikh Hongor Uul                                                 -                 1,588                 1,588
    Navtgar                                                        -                 6,000                 6,000
    Oshinuur                                                       -                13,972                13,972
    Ulaan Toiron                                                   -                   162                   162
    Other Exploration Costs                                        -                22,386                22,386
                                                        --------------------------------------------------------
                                                                  $-               $53,076               $53,076
                                                        ========================================================

7.   Marketable securities

     The Company has invested $723,226 in shares of JNR Resources Inc. and $168,995 in shares of Goodfellow Resources Ltd., for a total investment of $892,221. As of September 30, 2004, the market value of these securities exceeded the cost by $3,204,347.

8.   Restricted Investments

     The Company has placed cash and fixed income securities on deposit to secure its reclamation bonds and certain other obligations (Note 9).

                                                                              2004                          2003
                                                        --------------------------------------------------------
    Cash and cash equivalents                                           $1,883,073                    $2,177,688
    Fixed income securities                                             10,603,993                     9,929,259
                                                        --------------------------------------------------------
                                                                       $12,487,066                   $12,106,947
                                                        ========================================================

9.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and mining properties have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities, and, in the case of the Mill, are reviewed and adjusted annually by the State of Utah Department of Environmental Quality as appropriate, to accurately reflect the estimated costs of reclamation.

     The Company has posted bonds (collateralized by cash and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 8).

     Since September 30, 2003, the Mill's reclamation estimate and bonding requirement increased from $10,336,283 to $10,618,895. There have been no changes to the reclamation cost estimate of $1,984,700 for the Company's mining properties, or mine bonding requirement during the fiscal year.

     Applicable regulations require the Company to estimate reclamation costs on the assumption that the reclamation would be performed at any time by a third party contractor and the reclamation cost estimate required by regulatory authorities is calculated on an undiscounted basis. Management estimates that, once a decision is made to commence reclamation activities, substantially all the reclamation activities could be completed in approximately 24 - 30 months.

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may differ from those estimated and such differences may be material.

10.  Acquisition of Fortress Minerals Corp.

     On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. in exchange for 28,000,000 common shares or 63.14% of Fortress and $656,580 in cash for reimbursement of costs incurred on the properties from the time of the agreement to the transfer date. The net book value of the assets and liabilities transferred was $3,088,201.

     The transfer was accounted for as a non-monetary transaction that does not represent the culmination of the earnings process. Accordingly, no gain or loss has been recognized on the transaction. The assets and liabilities assumed on June 23, 2004 consist of the following:

    Cash received from Fortress                                                                         $656,580
    Cash and cash equivalents                                                                            320,514
    Other current assets                                                                                  55,363
    Plant and equipment, net                                                                               5,271
    Mineral Properties                                                                                 3,295,574
                                                                                        -------------------------
                                                                                                      $4,333,302
                                                                                        -------------------------

    Accounts payable and accrued liabilities                                                             107,290
    Minority interest                                                                                  1,137,811
                                                                                        -------------------------
                                                                                                       1,245,101
                                                                                        -------------------------
    Net assets assumed                                                                                $3,088,201
                                                                                        =========================

     On September 1, 2004, Fortress completed a private placement of 4,987,500 common shares of which the Company acquired 732,500 common shares. As a result of this private placement, the Company's interest was diluted from 63.14% to 58.24%, while it's proportionate share of Fortress' net assets increased by $548,549. This gain on dilution has been recognized in the consolidated statements of operations and deficit in accordance with Canadian GAAP.

11.  Share Capital

     a.       Authorized - unlimited number of common shares.

     b.       Issued and outstanding

     Shares

                                                                 2004                 2003                  2002
                                                 ----------------------------------------------------------------
         Beginning of year                                 68,970,066           65,735,066            65,600,066
         Employee stock options exercised                     715,000            3,235,000               135,000
         Private placements                                 9,950,000                    -                     -
                                                 ----------------------------------------------------------------
         End of year                                       79,635,066           68,970,066            65,735,066
                                                 ================================================================

     Amount

                                                                 2004                 2003                  2002
                                                 ----------------------------------------------------------------
         Beginning of year                                $37,935,533          $37,466,609           $37,449,213
         Employee stock options exercised                     546,111              468,924                17,396
         Private placements                                12,408,969                    -                     -
         Renounced flow through share
         expenditures                                       (585,133)                    -                     -
                                                 ----------------------------------------------------------------
         End of year                                      $50,305,480          $37,935,533           $37,466,609
                                                 ================================================================

     c.  Stock options

         The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

     Stock option transactions were as follows:

                                                                 2004                 2003                  2002
                                                 ----------------------------------------------------------------
         Beginning of year                                    670,000            4,055,000             4,370,000
         Granted                                            1,985,000              250,000               495,000
         Exercised                                          (715,000)          (3,235,000)             (135,000)
         Expired                                                    -            (400,000)             (675,000)
                                                 ----------------------------------------------------------------
         End of year                                        1,940,000              670,000             4,055,000
                                                 ================================================================

     Weighted average exercise prices per share were as follows:

                                                                 2004                 2003                  2002
                                                 ----------------------------------------------------------------
         Beginning of year                                  Cdn $0.32            Cdn $0.25             Cdn $0.32
         Granted                                            Cdn $1.08            Cdn $0.31             Cdn $0.32
         Exercised                                          Cdn $1.01            Cdn $0.20             Cdn $0.20
         Expired                                                    -            Cdn $0.57             Cdn $0.75
                                                 ----------------------------------------------------------------
         End of year                                        Cdn $0.85            Cdn $0.32             Cdn $0.25
                                                 ================================================================

     Stock options outstanding and exercisable as of September 30, 2004 were as follows:

                                         Options Outstanding and Exercisable
    -------------------------------------------------------------------------------------------------------------
             Number Outstanding             Average Remaining Contractual              Weighted Average
                                                     Life (Years)                  Exercise Price Per Share
    -------------------------------------------------------------------------------------------------------------
                                 200,000                 0.29                             Cdn $0.30
                                 250,000                 1.03                             Cdn $0.31
                               1,490,000                 2.16                             Cdn $1.01
    -------------------------------------------------------------------------------------------------------------
                               1,940,000                 1.82                             Cdn $0.85
    =============================================================================================================

     Outstanding options expire between January 2005 and November 2006.

     Effective October 1, 2002, the Company adopted the new CICA accounting standard for stock based compensation. For income statement purposes, the Company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of stock options to employees and directors, as the exercise price is equal to the market price at the date of grant. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $737,904 in fiscal 2004 and $35,751 in fiscal 2003, with respect to its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

                                                       Year Ended                Year Ended
                                                   September 30, 2004        September 30, 2003
                                               ------------------------------------------------
    Net loss as reported                                  ($2,186,679)               $5,533,152
    Compensation expense                                    ($737,904)                 ($35,751)
    Pro forma                                             ($2,924,583)               $5,497,401

    Basic and diluted earnings per share:
    As reported                                                ($0.04)                    $0.08
    Pro forma                                                  ($0.04)                    $0.08

     The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

                                                              2004                2003
                                                  ------------------------------------
    Dividend yield                                              0%                  0%
    Average risk free interest rate                          2.81%               4.04%
    Expected volatility                                        93%                 65%
    Expected life of options                               3 years             3 years

     Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at September 30 for 2004, 2003 and 2002 was 76,305,520, 67,011,765 and 65,652,998, respectively.

     Diluted net income per share reflects only the dilutive effect of the exercise of stock options outstanding as of year-end. The number of shares for the diluted net income or loss per share calculation at September 30, 2004, 2003 and 2002 was 76,305,520, 67,634,897 and 66,926,114,
     respectively.

12.  Income Taxes

                                                           2004             2003            2002
                                                 ------------------------------------------------
    Reconciliation
       Combined basic rate                                   40%              40%             40%
       Income (loss) from operations                 (2,186,679)       5,533,152         184,990
                                                 ------------------------------------------------
       Income tax recovery at basic rate               (874,672)       2,213,261          73,996

       Change in valuation allowance                     28,793       (2,448,966)          6,228
       Other                                            260,746          235,705         (80,224)
                                                 ------------------------------------------------
       Tax recovery per consolidated
       financial statements                            (585,133)              --              --
                                                 ================================================

    Future income tax assets
         Tax losses carried forward                  5,412,595     5,283,133     4,667,921
         Inventory                                     382,169       382,169       413,769
         Mineral properties                          1,224,421     1,124,872     1,472,807
         Deferred revenue                            1,442,637       863,575     3,149,145
                                                -------------------------------------------
                                                     8,461,822     7,653,749     9,703,642
    Future income tax liability
         Capital assets                            (1,994,567)   (1,215,287)     (881,176)
         Valuation allowance                       (6,467,255)   (6,438,462)   (8,822,466)
                                                -------------------------------------------
         Net future income taxes                           --            --            --
                                                ===========================================

     Non-capital loss carry forwards for Canadian tax purposes of approximately $2,665,000 began to expire in 2004. For U.S. income tax purposes, loss carry forwards of approximately $11,212,000 expire between 2015 and 2024 unless utilized.

13.  Segmented Information

     a.  Geographic information

                                                     2004           2003          2002
                                          --------------------------------------------
    Revenue
         United States                         $2,424,456    $12,550,018    $6,830,137
                                          --------------------------------------------
                                               $2,424,456    $12,550,018    $6,830,137
                                          ============================================
    Net loss
         Canada                                 ($105,756)     ($174,372)    ($192,922)
         United States                         (2,446,602)     6,065,195       446,697
         Mongolia                                 365,679       (357,671)      (68,785)
                                          ---------------------------------------------
                                              ($2,186,679)    $5,533,152      $184,990
                                          =============================================
    Total assets
         Canada                               $13,288,701       $465,510       $71,657
         United States                         20,769,794     23,047,594    31,656,351
         Mongolia                               5,329,060      2,103,148       651,262
                                          ---------------------------------------------
                                              $39,387,555    $25,616,252   $32,379,270
                                          =============================================

     b.  Major Customers

         The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During fiscal 2004, a vanadium customer accounted for approximately 65% of total revenues. During fiscal 2003 and 2002, a process milling customer accounted for approximately 89% and 100% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

14.  Related Party Transactions

     a. During the year ended September 30, 2004, the Company incurred legal fees of $169,026 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $45,847 for the year ended September 30, 2003 and $10,960 for the year ended September 30, 2002.

     b. During the year ended September 30, 2004, the Company incurred management and administrative service fees of $136,335 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Management and administrative service fees incurred with this company were $90,000 for each of the years ended September 30, 2003 and 2002. Amounts due to this company were nil as of September 30, 2004 and 2003.

     c. During the year ended September 30, 2004, the Company provided mine reclamation management and engineering support services of $421,182 on a cost plus basis to a company with common directors. Amounts due from this company were $64,801 as of September 30, 2004.

15.  Contingency and Commitments

     The Company has detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

     The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

     In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. The Company has sought summary judgment in its favor. The Court has not yet ruled on the Company's request.

     The Company has committed to payments under operating leases for the rental of office space and office equipment. The current lease at the Denver office expires on May 31, 2008. The future minimum lease payments are as follows:

    Fiscal Year Ending
             2005                                           $104,937
             2006                                           $ 92,561
             2007                                           $ 97,025
             2008                                           $ 50,733

16.  Financial Instruments

     a.  Credit risk

         Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company's restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

         At September 30, 2004, one processing milling customer accounted for 86% of accounts receivable. At September 30, 2003, a different processing milling customer accounted for 44% of accounts receivable.

     b.  Fair values

         At September 30, 2004, the fair values of cash and cash equivalents and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

         The fair value of the Company's short-term investments will fluctuate with market prices. At September 30, 2004, market value of these securities exceeded cost by $1,699,059.

         The fair value of the Company's marketable securities will fluctuate with market prices. At September 30, 2004, the market value of these securities exceeded the cost by $3,204,347.

         The fair values of the Company's restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds, approximate carrying values.

17.  Differences Between Canadian and United States Accounting Principles

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The tables below only address measurement differences between Canadian and U.S. GAAP.

Consolidated Balance Sheets

                                                                               2004             2003
                                                                   ---------------------------------
Short-term investments and marketable securities
     Canadian basis                                                      $1,982,181      $1,089,960
     Unrealized gain on available for sale securities (d)                 4,903,406         929,275
                                                                   ---------------------------------
     U.S. basis                                                          $6,885,587      $2,019,235
                                                                   =================================
Plant and equipment, net
     Canadian basis                                                      $2,786,570      $2,825,238
     Accumulated depreciation of assets held for resale (a)                 332,482         432,775
                                                                   ---------------------------------
     U.S. basis                                                          $3,119,052      $3,258,013
                                                                   =================================
Mineral properties
     Canadian basis                                                      $6,171,263      $1,776,982
     Exploration expenditures (b)                                        (6,171,263)     (1,776,982)
                                                                   ---------------------------------
     U.S. basis                                                                  --              --
                                                                   =================================
Share capital
     Canadian basis                                                     $50,305,480     $37,935,533
     Flow through shares (g)                                                271,349              --
     Amalgamation (c)                                                      (615,970)       (615,970)
                                                                   ---------------------------------
     U.S. basis                                                         $49,960,859     $37,319,563
                                                                   =================================
Deficit
     Canadian basis                                                    ($29,997,716)   ($27,811,037)
     Amalgamation (c)                                                       615,970         615,970
     Exploration expenditures (b)                                        (6,171,263)     (1,776,982)
     Dilution gain (f)                                                     (548,549)             --
     Flow through shares (g)                                               (271,349)             --
     Accumulated depreciation of assets held for resale (a)                 332,482         432,775
                                                                   ---------------------------------
     U.S. basis                                                        ($36,040,425)   ($28,539,274)
                                                                   =================================
Additional Paid-in Capital - U.S. basis
     Dilution gain (f)                                                      548,549              --
                                                                   =================================
Other Comprehensive Income - U.S. basis
     Unrealized gain on available for sale securities (d)                $4,903,406        $929,275
                                                                   =================================

    Consolidated Statements of Earnings

                                                             2004             2003             2002
                                                   -------------------------------------------------
    Net income (loss) under Canadian GAAP             ($2,186,679)      $5,533,152         $184,990
    Exploration expenditures (b)                       (4,394,281)      (1,238,085)        (538,897)
    Dilution gain (f)                                    (548,549)              --               --
    Flow through shares (g)                              (271,349)              --               --
                                                   -------------------------------------------------
    Net income (loss) under U.S. GAAP                  (7,400,858)       4,295,067         (353,907)
    Unrealized gain on available for sale
    securities (d)                                      3,974,131          929,275               --
                                                   =================================================
    Comprehensive income (loss) under U.S. GAAP       ($3,426,727)      $5,224,342        ($353,907)
                                                   =================================================
    Basic and diluted net income (loss) per
    share, U.S. GAAP                                       ($0.10)           $0.06           ($0.01)
                                                   =================================================


     Consolidated Statements of Cash Flows

                                                           2004             2003              2002
                                                 --------------------------------------------------
    Cash (used in) provided by operations             ($922,143)     ($4,396,379)      ($1,743,091)
    under Canadian GAAP
    Exploration expenditures (b)                     (4,186,908)      (1,238,085)         (538,897)
                                                 ---------------------------------------------------
    Cash (used in) provided by operations
    under U.S. GAAP                                 ($5,109,051)     ($5,634,464)      ($2,281,988)
                                                 ===================================================
    Cash (used in) provided by investing
    activities under Canadian GAAP                  ($4,821,793)       $1,148,438        $6,071,102
    Exploration expenditures (b)                       4,186,908        1,238,085           538,897
                                                 ---------------------------------------------------
    Cash (used in) provided by investing
    activities under U.S. GAAP                        ($634,885)       $2,386,523        $6,609,999
                                                 ===================================================

     a. Under Canadian GAAP, the Company's surplus assets were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

     b. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2h. For U.S. GAAP purposes the Company expenses, as incurred, exploration expenditures relating to mineral properties that do not have proven and probable reserves associated with the property. When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

     c. Under Canadian GAAP, the amalgamation of the Company with Thornbury Capital Corporation in 1997 has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has subsequently been written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

     d. Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Under Canadian GAAP, investments in available for sale securities are carried at the lower of cost and estimated fair market value.

     e. Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

     f. Under Canadian GAAP gains on dilution of interests in a subsidiary are recognized in income in the period in which they occur. Under U.S. GAAP the gain on dilution is not recognized if it results from the sale of securities by a subsidiary in the exploration stage and instead is accounted for as a capital transaction.

     g. Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties, resulting in an income tax expense.

INTERNATIONAL URANIUM CORPORATION
CORPORATE DIRECTORY


EXECUTIVE OFFICERS                        EXECUTIVE OFFICE                           INVESTOR RELATIONS
RON F. HOCHSTEIN                          International Uranium Corporation          International Uranium Corporation
President and                             885 West Georgia St., Suite 2101           885 West Georgia St., Suite 2101
Chief Executive Officer                   Vancouver, BC, Canada V6C 3E8              Vancouver, BC, Canada V6C 3E8
                                          Tel:   604.689.7842                        Tel:    604.689.7842
DAVID C. FRYDENLUND                       Fax:   604.689.4250                        Fax:    604.689.4250
Vice President, General Counsel, Chief                                               Email:  intluranium@namdo.com
Financial Officer, and                    UNITED STATES OFFICE                       www.intluranium.com
Corporate Secretary                       International Uranium (USA) Corporation
                                          1050 Seventeenth Street, Suite 950         BANKERS
BOARD OF DIRECTORS                        Denver, Colorado, USA 80265                Canadian Imperial Bank of Commerce
JOHN H. CRAIG                             Tel:   303.628.7798                        Vancouver, BC, Canada
Audit Committee                           Fax:   303.389.4126
Compensation Committee                    www.intluranium.com                        Wells Fargo Bank
Corporate Governance and                                                             Denver, Colorado, USA
   Nominating Committee                   MONGOLIA OFFICE
Environment, Health, and Safety           International Uranium Mongolia, XXK        AUDITORS
   Committee                              Str. Olympia 8, Shuren Building            PricewaterhouseCoopers LLP
Toronto, Ontario, Canada                  Sukhbaatar District                        Vancouver, BC, Canada
                                          Ulaanbaatar 13, Mongolia
DAVID C. FRYDENLUND                                                                  TRANSFER AGENT
Environment, Health, and Safety           WHITE MESA MILL OFFICE                     Computershare Trust Company
   Committee                              International Uranium (USA) Corporation    of Canada
Denver, Colorado, USA                     6425 S. Highway 191                        Toronto, Ontario, Canada
                                          PO Box 809                                 Vancouver, BC, Canada
RON F. HOCHSTEIN                          Blanding, Utah, USA 84511
Vancouver, BC, Canada                                                                SHARE CAPITAL
                                          REGISTERED & RECORDS OFFICE                Authorized:  unlimited common shares
LUKAS H. LUNDIN                           Cassels Brock & Blackwell LLP              Issued and Outstanding:
Chairman                                  Scotia Plaza, Suite 2100                   79,635,066 (as at September 30, 2004)
Audit Committee                           40 King Street West
Corporate Governance and                  Toronto, Ontario, Canada M5H 3C2           STOCK EXCHANGE LISTING
   Nominating Committee                                                              Toronto Stock Exchange
Environment, Health, and Safety           LEGAL COUNSEL                              Trading Symbol:  IUC
   Committee                              Cassels Brock & Blackwell LLP
Compensation Committee                    Scotia Plaza, Suite 2100                   The Annual & Special Meeting will be held
Vancouver, BC,  Canada                    40 King Street West                        at the Corporation's executive office,
                                          Toronto, Ontario, Canada M5H 3C2           Suite 2101, 885 West Georgia Street,
WILLIAM A. RAND                                                                      Vancouver, BC, Canada on Tuesday, March
Audit Committee                           Parsons Behle & Latimer                    22, 2005, at the hour of 10:00 a.m.
Compensation Committee                    One Utah Center, Suite 1800                (Vancouver time).
Corporate Governance and                  201 South Main Street
   Nominating Committee                   Salt Lake City, Utah, USA  84145
Vancouver, BC, Canada

                                    [PHOTO]



                          [INTERNATIONAL URANIUM LOGO]


                       INTERNATIONAL URANIUM CORPORATION
                      885 West Georgia Street, Suite 2101
                         Vancouver, BC, Canada V6C 3E8


                                 T 604 689 7842
                                 F 604 689 4250
                             intluranium@namdo.com
                              www.intluranium.com